                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended         September 30, 1997
                          -------------------------------

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                               --------------------    -----------------------

Commission file number                         1-2116
                      --------------------------------------------------------




                 RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            (Full title of the Plan)

















                        ARMSTRONG WORLD INDUSTRIES, INC.
                          Liberty and Charlotte Streets
                          Lancaster, Pennsylvania 17604
               (Name of issuer of the securities held pursuant to
           the Plan and the address of its principal executive office)

                                                                        Page No.
                                                                        --------

Item 1.  Statements of Net Assets                                           4
         ------------------------

         September 30, 1997 and 1996


Item 2.  Statements of Changes in Plan Equity                               5-7
         ------------------------------------

         (a) Year ended September 30, 1997
         (b) Year ended September 30, 1996
         (c) Year ended September 30, 1995




Notes to Financial Statements                                               8-12
-----------------------------

Item 3.  Independent Auditors' Report                                       13
         ----------------------------

Exhibits
--------

24.  Consent of Independent Auditors

                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                   RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                                   OF ARMSTRONG WORLD INDUSTRIES, INC.




March 23, 1998                     By: /s/ George A. Lorch
                                      --------------------------------------
                                      George A. Lorch
                                      Chairman of the Retirement Committee

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets
                           September 30, 1997 and 1996

                                                                                    1997

                                                                           Retirement Savings Funds
                                           -------------------------------------------------------------------------------------
                                             Commingled      Specialized         Money          Fixed Income       Armstrong
                                             Equity Fund     Equity Fund      Market Fund           Fund          Stock Fund
                                             -----------     -----------      -----------           ----          ----------
Assets:
-------
  Investments at fair value (note 4)         $49,670,121      $67,994,282       $3,599,035       $131,000,677     $12,759,960
                                             -----------     ------------       ----------       ------------     -----------

  Cash and short-term investments                     --               --               --                 --              --

  Employee contributions receivable                   --               --               --                 --              --
  Employer contributions receivable                   --               --               --                 --              --
  Dividends receivable                                --               --               --                 --              --
  Interest receivable                                 --               --               --                 --              --
                                                      --               --               --                 --              --
                                             -----------     ------------       ----------       ------------     -----------

Total assets                                 $49,670,121      $67,994,282       $3,599,035       $131,000,677     $12,759,960
                                             -----------      -----------       ----------       ------------     -----------

Liabilities:
------------
  Guaranteed ESOP notes (note 6)                      --               --               --                 --              --
  Loans due plan sponsor (note 7)                     --               --               --                 --              --
  Accrued interest                                    --               --               --                 --              --
                                             -----------      -----------       ----------       ------------     -----------
Total Liabilities                                     --               --               --                 --              --
                                             -----------      -----------       ----------       ------------     -----------

Plan Equity                                  $49,670,121      $67,994,282       $3,599,035       $131,000,677     $12,759,960
                                             ===========      ===========       ==========       ============     ===========


                                               -------------------------------------------------------------------------------------
                                                    "OTC"            Asset          Asset Mgr.      Asset Mgr.          Loan
                                                Portfolio Fd.     Manager Fund     Income Fund      Growth Fund    Portfolio Fund
                                                -------------     ------------     -----------      -----------    --------------
Assets:
-------
  Investments at fair value (note 4)             $11,271,195       $5,482,241       $1,845,575      $8,693,409        $4,573,178
                                                 -----------       ----------       ----------      ----------        ----------

  Cash and short-term investments                         --               --               --              --                --

  Employee contributions receivable                       --               --               --              --                --
  Employer contributions receivable                       --               --               --              --                --
  Dividends receivable                                    --               --               --              --                --
  Interest receivable                                     --               --               --              --                --
                                                 -----------       ----------       ----------      ----------        ----------

Total assets                                     $11,271,195       $5,482,241       $1,845,575      $8,693,409        $4,573,178
                                                 -----------       ----------       ----------      ----------        ----------

Liabilities:
------------
  Guaranteed ESOP notes (note 6)                          --               --               --              --                --
  Loans due plan sponsor (note 7)                         --               --               --              --                --
  Accrued interest                                        --               --               --              --                --
                                                          --               --               --              --                --
                                                 -----------       ----------       ----------      ----------        ----------
Total Liabilities                                        --               --               --              --                --
                                                 -----------       ----------       ----------      ----------        ----------
Plan Equity                                      $11,271,195       $5,482,241       $1,845,575      $8,693,409        $4,573,178
                                                 ===========       ==========       ==========      ==========        ==========


                                                                      Stock Ownership Funds
                                                                --------------------------------
                                                                   Allocated        Unallocated        Stock
                                                 Retirement        Armstrong         Armstrong       Ownership
                                                Savings Total      Stock Fund       Stock Fund         Total         Plan Total
                                                -------------      ----------       ----------         -----         ----------
Assets:
-------
  Investments at fair value (note 4)            $296,889,673     $109,573,363      $215,901,751    $325,475,114     $622,364,787
                                                ------------     ------------      ------------    ------------     ------------

  Cash and short-term investments                         --           92,240         1,426,130       1,518,370       $1,518,370

  Employee contributions receivable                       --               --         2,593,899       2,593,899        2,593,899
  Employer contributions receivable                       --               --         4,007,971       4,007,971        4,007,971
  Dividends receivable                                    --          724,601                --         724,601          724,601
  Interest receivable                                     --              424             6,112           6,536            6,536
                                                ------------     ------------      ------------    ------------     ------------
Total assets                                    $296,889,673      110,390,628       223,935,863     334,326,491     $631,216,164
                                                ------------      -----------       -----------     -----------     ------------

Liabilities:
------------
  Guaranteed ESOP notes (note 6)                          --               --       212,027,803     212,027,803      212,027,803
  Loans due plan sponsor (note 7)                         --               --         5,768,849       5,768,849        5,768,849
  Accrued interest                                        --               --         5,413,818       5,413,818        5,413,818
                                                ------------      -----------       -----------     -----------     ------------

Total Liabilities                                        --               --        223,210,470     223,210,470      223,210,470
                                                ------------      -----------       -----------     -----------     ------------

Plan Equity                                     $296,889,673     $110,390,628          $725,393    $111,116,021     $408,005,694
                                                ============     ============          ========    ============     ============

                                                                                 1996

                                                                         Retirement Savings Funds
                                           ----------------------------------------------------------------------------------
                                             Commingled      Specialized         Money          Fixed Income       Armstrong
                                             Equity Fund     Equity Fund      Market Fund           Fund          Stock Fund
                                             -----------     -----------      -----------           ----          ----------
Assets:
-------
Investments in master trust
at fair value (note 4)                       $34,640,234      $55,239,099       $3,050,434       $126,067,031     $13,508,146
                                             -----------      -----------       ----------       ------------     -----------

Total assets                                 $34,640,234      $55,239,099       $3,050,434       $126,067,031     $13,508,146
                                             -----------      -----------       ----------       ------------     -----------

Plan equity                                  $34,640,234      $55,239,099       $3,050,434       $126,067,031     $13,508,146
                                             ===========      ===========       ==========       ============     ===========

                                               ----------------------------------------------------------------------------------
                                                    "OTC"            Asset          Asset Mgr.      Asset Mgr.          Loan
                                                Portfolio Fd.     Manager Fund     Income Fund      Growth Fund    Portfolio Fund
                                                -------------     ------------     -----------      -----------    --------------
Assets:
------

Investments in master trust
at fair value (note 4)                            $6,856,784       $4,441,622       $2,013,481       $6,417,103      $3,307,686
                                                  ----------       ----------       ----------       ----------      ----------

Total assets                                      $6,856,784       $4,441,622       $2,013,481       $6,417,103      $3,307,686
                                                  ----------       ----------       ----------       ----------      ----------

Plan equity                                       $6,856,784       $4,441,622       $2,013,481       $6,417,103      $3,307,686
                                                  ==========       ==========       ==========       ==========      ==========

                                                                       Stock Ownership Funds
                                                                 -----------------------------------
                                                                    Allocated        Unallocated     Stock
                                                  Retirement        Armstrong         Armstrong    Ownership
                                                 Savings Total      Stock Fund       Stock Fund      Total           Plan Total
                                                 -------------      ----------       ----------      -----           ----------
Assets:
------

Investments in master trust
at fair value (note 4)                            $255,541,620              --               --             --    255,541,620
                                                  ------------      ----------       ----------    -----------    -----------

Total assets                                      $255,541,620              --               --             --    255,541,620
                                                  ------------      ----------       ----------    -----------    -----------

Plan equity                                       $255,541,620              --               --             --    255,541,620
                                                  ============      ==========       ==========    ===========    ===========

See accompanying notes to financial statements

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity
                 Years Ended September 30, 1997, 1996 and 1995

                                                                                      1997

                                                                             Retirement Savings Funds
                                           --------------------------------------------------------------------------------------
                                             Commingled      Specialized         Money          Fixed Income      Armstrong
                                             Equity Fund     Equity Fund      Market Fund           Fund          Stock Fund
                                             -----------     -----------      -----------           ----          ----------
Plan equity at October 1, 1996               $34,640,234     $55,239,099       $3,050,434       $126,067,031      $13,508,146
                                             -----------     -----------       ----------       ------------      -----------

Increases in plan equity:
  Transfer of assets from
    merged plan (note 2)                              --              --               --                 --               --
  Employee contributions                       1,448,633       2,422,402          185,041          4,839,630          309,034
  Employer contributions (note 5)                     --              --               --                 --               --
  Dividends                                    1,099,609       1,906,723          174,661                 --          337,876
  Interest                                        42,834          80,789            9,512          8,241,884           11,661

  Realized gain on
  investments (note 4)                         2,279,419       1,875,833               --                 --        1,001,249
  Unrealized appreciation of
  investments                                 10,806,762      14,653,771               --                 --           75,036
  Loan activity, net                            (320,312)       (301,064)         (10,006)          (438,400)         (79,611)
                                             -----------     -----------       ----------       ------------      -----------

                                              15,356,945      20,638,454          359,208         12,643,114        1,655,245
                                             -----------     -----------       ----------       ------------      -----------

Decreases in plan equity:
  Interest expense (note 6)                           --              --               --                 --               --
  Benefits paid (note 8)                      (3,254,255)     (3,933,969)        (948,749)       (13,298,177)        (837,570)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.               172,815         189,824           37,313            561,763           16,068
  Interfund transfers, net                     2,754,382      (4,139,126)       1,000,829          5,026,946       (1,581,929)
                                             -----------     -----------       ----------       ------------      -----------
                                                (327,058)     (7,883,271)         189,393         (7,709,468)      (2,403,431)
                                             -----------     -----------       ----------       ------------      -----------


Plan equity at September 30, 1997            $49,670,121     $67,994,282       $3,599,035       $131,000,677      $12,759,960
                                             ===========     ===========       ==========       ============      ===========

                                                                                      1997

                                                                            Retirement Savings Funds
                                               ---------------------------------------------------------------------------------
                                                   "OTC"            Asset          Asset Mgr.      Asset Mgr.          Loan
                                               Portfolio Fd.     Manager Fund     Income Fund      Growth Fund    Portfolio Fund
                                               -------------     ------------     -----------      -----------    --------------
Plan equity at October 1, 1996                    $6,856,784       $4,441,622      $2,013,481       $6,417,103        $3,307,686
                                                  ----------       ----------      ----------       ----------        ----------

Increases in plan equity:
  Transfer of assets from
    merged plan (note 2)                                  --               --              --               --                --
  Employee contributions                             830,339          354,321          75,979          550,098                --
  Employer contributions (note 5)                         --               --              --               --                --
  Dividends                                          669,044          381,885         138,153          564,099                --
  Interest                                            23,517            8,241           1,758           12,728                --

  Realized gain on
  investments (note 4)                               294,692          139,267          39,003          328,508                --
  Unrealized appreciation of
  investments                                      1,676,576          554,573          64,323        1,173,789                --
  Loan activity, net                                 (44,168)         (60,049)        (53,541)         (49,297)        1,356,448
                                                  ----------       ----------     -----------       ----------        ----------

                                                   3,450,000        1,378,238         265,675        2,579,925         1,356,448
                                                  ----------       ----------     -----------       ----------        ----------

Decreases in plan equity:
  Interest expense (note 6)                               --               --              --               --                --
  Benefits paid (note 8)                            (927,481)        (609,366)       (378,699)        (671,143)               --
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                     6,529           99,141              --          (29,795)          (90,956)
  Interfund transfers, net                         1,885,363          172,606         (54,882)         397,319                --
                                                  ----------       ----------     -----------       ----------        ----------

                                                     964,411         (337,619)       (433,581)        (303,619)          (90,956)
                                                  ----------       ----------     -----------       ----------        ----------


Plan equity at September 30, 1997                $11,271,195       $5,482,241      $1,845,575       $8,693,409        $4,573,178
                                                 ===========       ==========      ==========       ==========        ==========


                                                                          Stock Ownership Funds
                                                                   -----------------------------------
                                                                      Allocated      Unallocated        Stock
                                                    Retirement        Armstrong       Armstrong       Ownership
                                                   Savings Total      Stock Fund     Stock Fund         Total           Plan Total
                                                   -------------      ----------     ----------         -----           ----------
Plan equity at October 1, 1996                      $255,541,620     $        --    $        --      $         --     $255,541,620
                                                   -------------     -----------    -----------      ------------     ------------

Increases in plan equity:
  Transfer of assets from
    merged plan (note 2)                                      --      95,463,444     (7,571,201)       87,892,243       87,892,243
  Employee contributions                              11,015,477              --     10,658,241        10,658,241       21,673,718
  Employer contributions (note 5)                             --              --     14,284,664        14,284,664       14,284,664
  Dividends                                            5,272,050       2,617,192      5,695,451         8,312,643       13,584,693
  Interest                                             8,432,924          15,837        103,014           118,851        8,551,775

  Realized gain on
  investments (note 4)                                 5,957,971              --             --                --        5,957,971
  Unrealized appreciation of
  investments                                         29,004,830       7,651,796     15,092,486        22,744,282       51,749,112
  Loan activity, net                                          --              --             --                --               --
                                                   -------------     -----------    -----------      ------------     ------------

                                                      59,683,252     105,748,269     38,262,655       144,010,924      203,694,176
                                                   -------------     -----------    -----------      ------------     ------------

Decreases in plan equity:
  Interest expense (note 6)                                   --              --    (19,099,238)      (19,099,238)     (19,099,238)
  Benefits paid (note 8)                             (24,859,409)     (7,165,115)            --        (7,165,115)     (32,024,524)
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.                       962,702          20,615     (1,089,657)       (1,069,042)        (106,340)
  Interfund transfers, net                             5,561,508      11,786,859    (17,348,367)       (5,561,508)              --
                                                   -------------     -----------    -----------      ------------     ------------

                                                     (18,335,199)      4,642,359    (37,537,262)      (32,894,903)     (51,230,102)
                                                   -------------     -----------    -----------      ------------     ------------


Plan equity at September 30, 1997                  $296,889,673     $110,390,628       $725,393      $111,116,021     $408,005,694
                                                   ============     ============    ===========      ============     ============

See accompanying notes to financial statements                      (Continued)

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued


                                                                          1996

                                   Commingled     Specialized      Money       Fixed Income    Armstrong        "OTC"
                                   Equity Fund    Equity Fund    Market Fund       Fund        Stock Fund    Portfolio Fd.
                                   -----------    -----------    -----------       ----        ----------    -------------

Plan equity at October 1, 1995      $26,008,895    $53,822,126    $ 2,863,787   $119,173,404    $ 9,957,012    $3,998,454
                                    -----------    -----------    -----------   ------------    -----------    ----------

Increases in plan equity:
  Employee contributions              1,304,166      3,271,882      3,249,141      3,759,748        263,346        92,828
  Dividends                             824,216     10,899,654        150,409             --        274,227       676,518
  Interest                               30,692         73,870          5,326      7,376,774          9,598         9,354

  Realized gain on investments
  (note 4)                            1,356,135      1,682,172             --             --        598,743       173,665
  Transfers (to) from other
  employee benefit plans (note 3)       917,764       (486,370)    (2,722,959)     5,740,701      2,510,969        54,286
  Loan activity, net                   (127,242)         9,945        (51,300)       199,025         30,537        30,924
                                    -----------    -----------    -----------   ------------    -----------    ----------

                                      4,306,001     15,451,153        630,617     17,076,248      3,687,420     1,537,575
                                    -----------    -----------    -----------   ------------    -----------    ----------


Decreases in plan equity:
  Unrealized appreciation
  (depreciation) of investments       3,201,122    (10,982,140)            --             --        733,682        49,322
  Benefits paid (note 8)             (1,417,320)    (2,135,340)      (305,283)    (7,011,691)      (569,160)     (178,186)
  interfund transfers, net            2,541,536       (916,700)      (138,687)    (3,170,930)      (300,808)    1,449,619
                                    -----------    -----------    -----------   ------------    -----------    ----------

                                      4,325,338    (14,034,180)      (443,970)   (10,182,621)      (136,286)    1,320,755
                                    -----------    -----------    -----------   ------------    -----------    ----------

Plan equity at September 30, 1996   $34,640,234    $55,239,099    $ 3,050,434   $126,067,031    $13,508,146    $6,855,784
                                    ===========    ===========    ===========   ============    ===========    ==========



                                                                       1996

                                       Asset       Asset Mgr.     Asset Mgr.         Loan
                                   Manager Fund   Income Fund    Growth Fund    Portfolio Fund        Total
                                   ------------   -----------    -----------    --------------     ----------

Plan equity at October 1, 1995       $4,171,934     $1,465,384     $5,380,158       $3,408,962    $230,250,116
                                    -----------     ----------     ----------     ------------    ------------

Increases in plan equity:
  Employee contributions                294,053         69,892        517,010               --      13,322,066
  Dividends                             149,553         92,269         77,215               --      13,144,061
  Interest                                6,424          3,161          8,596               --       7,524,065

  Realized gain on investments
  (note 4)                               84,274         17,013        141,202               --       4,053,204
  Transfers (to) from other
  employee benefit plans (note 3)        41,971        256,953       (272,357)         (21,076)      6,019,882
  Loan activity, net                     (4,895)        11,757        (18,551)         (80,200)             --
                                    -----------    -----------    -----------     ------------    ------------

                                        571,380        451,045        453,115         (101,276)     44,063,278
                                    -----------    -----------    -----------     ------------    ------------


Decreases in plan equity:
  Unrealized appreciation
  (depreciation) of investments         188,800         11,409        457,253               --      (6,340,552)
  Benefits paid (note 8)               (464,192)      (170,707)      (179,343)              --     (12,431,222)
  interfund transfers, net              (26,300)       256,350        305,920               --              --
                                    -----------    -----------    -----------     ------------    ------------

                                       (301,692)        97,052        583,830               --     (18,771,774)
                                    -----------    -----------    -----------     ------------    ------------

Plan equity at September 30, 1996    $4,441,622     $2,013,481     $6,417,103       $3,307,686    $255,541,620
                                    ===========    ===========    ===========     ============    ============


See accompanying notes to financial statements                       (Continued)

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued


                                                                                   1995

                                        Commingled      Specialized        Money        Fixed Income    Armstrong         "OTC"
                                        Equity Fund     Equity Fund     Market Fund         Fund        Stock Fund     Portfolio Fd.
                                        -----------     -----------     -----------         ----        ----------     -------------
Plan equity at October 1, 1994          $20,074,514     $40,885,939     $2,364,783      $108,691,987    $7,203,780      $2,199,833
                                        -----------     -----------     ----------      ------------    ----------      ----------

Increases in plan equity:
  Employee contributions                  1,190,525       3,475,590        215,540         4,790,964       295,226         375,257
  Dividends                                 587,101         199,906        138,765                --       245,705          96,677
  Interest                                   33,291          67,892          8,112         7,591,186        12,946           6,544

  Realized gain(loss) on
  investments (note 4)                      662,728       1,499,516             --                --       217,271          98,150
  Unrealized appreciation of
  investments                             4,621,828      13,524,954             --                --     2,038,938         795,420
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.           (9,748)        158,001          6,943            58,530        25,829          41,124
  Loan activity, net                       (222,751)        (15,988)       (10,923)           40,829        31,056          36,106
                                        -----------     -----------     ----------      ------------    ----------      ----------

                                          6,862,974      18,909,871        358,438        12,481,509     2,866,971       1,449,278
                                        -----------     -----------     ----------      ------------    ----------      ----------

Decreases in plan equity:
  Benefit paid (note 8)                  (1,149,156)     (1,965,434)      (121,127)       (5,546,200)     (207,166)       (323,260)
  Interfund transfers, net                  220,563      (4,008,250)       261,693         3,546,108        93,427         672,603
                                        -----------     -----------     ----------      ------------    ----------      ----------

                                           (928,593)     (5,973,684)       140,566        (2,000,092)     (113,739)        349,343
                                        -----------     -----------     ----------      ------------    ----------      ----------

Plan equity at September 30, 1995       $26,008,895     $53,822,126     $2,863,787      $119,173,404    $9,957,012      $3,998,454
                                        ===========     ===========     ==========      ============    ==========      ==========


                                                                          1995

                                           Asset        Asset Mgr.      Asset Mgr.          Loan
                                        Manager Fund    Income Fund     Growth Fund     Portfolio Fund     Total
                                        ------------    -----------     -----------     --------------     -----
Plan equity at October 1, 1994           $3,488,114      $1,766,979     $4,767,677        $3,159,183    $194,602,789
                                         ----------      ----------     ----------        ----------    ------------

Increases in plan equity:
  Employee contributions                    358,667         101,319        722,517                --      11,525,605
  Dividends                                 135,937          66,120        131,133                --       1,601,345
  Interest                                    6,061           1,980         10,696                --       7,738,708

  Realized gain(loss) on
  investments (note 4)                      (41,279)        (21,983)       (21,443)               --       2,392,960
  Unrealized appreciation of
  investments                               282,885         120,617        400,690                --      21,785,332
  Transfers (to) from other
  employee benefit plans of
  Armstrong World Industries, Inc.           (3,017)             --             --            44,668         332,330
  Loan activity, net                        (29,030)        (41,574)         7,164           205,111              --
                                         ----------      ----------     ----------        ----------    ------------

                                            710,224         226,479      1,250,757           249,779      45,366,280
                                         ----------      ----------     -----------       ----------    ------------

Decreases in plan equity:
  Benefit paid (note 8)                    (100,933)       (140,007)      (165,670)               --      (9,718,953)
  Interfund transfers, net                   74,529        (388,067)      (472,606)               --              --
                                         ----------      ----------     ----------        ----------    ------------

                                            (26,404)       (528,074)      (638,276)               --      (9,718,953)
                                         ----------      ----------     ----------        ----------    ------------

Plan equity at September 30, 1995        $4,171,934      $1,465,384     $5,380,158        $3,408,962    $230,250,116
                                         ==========      ==========     ==========        ==========    ============

See accompanying notes to financial statements

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                          Notes to Financial Statements


(1)  Summary of Significant Accounting Policies

     (a) Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b) Investments in Master Trust
         ---------------------------
         The fair value of the commingled equity, specialized equity, over-the-counter portfolio, and Asset Manager funds is based on the underlying market value of the investments. The money market fund is stated at cost which approximates fair value. The fixed income fund is comprised of guaranteed interest rate contracts which are fully benefit responsive, and therefore are reflected at contract value plus credited interest in the financial statements. The value of the Armstrong stock fund is based on quoted market price. The value of the loan portfolio fund represents the unpaid principal of employee loans.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

         Realized gains and losses on investments are determined by the average cost method.

         Stock Ownership Funds
         ---------------------

         Investments in the Stock Ownership Funds represent shares of Armstrong common stock valued at quoted market price.

     (c) Expenses
         --------
         All legal, accounting and administrative expenses associated with Plan operations are paid by the Company.

(2)  Plan Redesign
     -------------
     On May 29, 1996, the Board of Directors of Armstrong World Industries, Inc. (the Company), approved the restructuring of the Armstrong World Industries, Inc., Employee Stock Ownership Plan (ESOP). The ESOP was merged into the Retirement Savings Plan for Salaried Employees of Armstrong World Industries, Inc. (Salaried RSP). In addition, the Salaried RSP was renamed the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. (the Plan). The effective date of the merger was October 1, 1996.

(3)  Plan Description
     ----------------
     The Plan is a defined-contribution plan established for the purpose of providing participants with a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees. The Plan is comprised of two parts--Retirement Savings and Stock Ownership. Each part has its own set of participant accounts and investment funds.

     (a) Retirement Savings
         ------------------
         The Retirement Savings Accounts allow participants to make contributions to the Plan in each of the following methods:

         1. Up to 15% of their before-tax compensation, as deferred compensation as permitted under Section 401(k) of the Internal Revenue Code.

         2.   Up to 10% of their after-tax compensation.

         Separate accounts are maintained for contributions made by or on behalf of a participant. The accounts reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon. Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching company contributions.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

         Plan participants did include salaried employees of Thomasville Furniture Industries, Inc. On December 29, 1995, Armstrong World Industries, Inc., sold Thomasville Furniture to Interco Incorporated. The agreement of sale required Interco to establish a savings plan for Thomasville employees comparable to those it maintains for its other employees. Interco's successor plan became effective as of April 1, 1996. The salaried Thomasville participants of the Plan were allowed to make contributions to the Plan through March 31, 1996, at which time they were given the option to transfer their account balances to the Interco plan. The following table presents the transfers made by investment type:

                      Commingled equity                     $1,694,425
                      Specialized equity                     4,219,230
                      Money market                           2,944,518
                      Fixed income                           6,658,481
                      OTC portfolio                            455,336
                      Asset manager                            308,114
                      Asset manager income                     136,902
                      Asset manager growth                     601,858
                                                         -------------
                                                           $17,018,864
                                                         -------------

         Offsetting the above transfer from the Plan was the transfer to the Plan of $19,621,290 from the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. This transfer represents the inclusion in the Plan of participant account balances for all hourly employees eligible for participation in the Company's Employee Stock Ownership Plan. Additionally, the Plan had funds transferred in from the American Olean Salaried Retirement Savings Plan of $3,417,456.

(b)      Stock Ownership
         ---------------
         The Plan has three Stock Ownership Accounts maintained for each member for contributions and allocations of shares of Company common stock from the Unallocated Armstrong Common Stock Fund.

         Participants who elect to reduce their before-tax compensation in amounts ranging from one percent to six percent have these exchange contributions credited to an Exchange Account. Contributions to the Exchange Account are invested in Company common stock. Under the redesigned and amended Plan, provisions of the Plan call for a matching of a portion of the contributions made to the Exchange Account with additional shares of Company common stock. The matching amounts are recorded in participants' Match Accounts. For allocation periods ending in December of 1996, June of 1997, and December of 1997, a 75% fixed match is in place on employee Exchange Account contributions.

         Eligible participants also receive shares of Company common stock in their Equity Account. The Equity Account is intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

         Participants have an immediate 100 percent vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vest after five years of service.

(4)  Investments
     -----------

     (a) Retirement Savings Funds
         ------------------------
         Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into nine investment options: a commingled equity mutual fund (Fidelity U.S. Equity Index Portfolio), a specialized equity mutual fund (Fidelity Magellan), a money market mutual fund (Fidelity Return Money Market Portfolio), three Asset Manager mutual funds, an over-the-counter mutual fund (OTC Portfolio
         Fund), a fixed income fund, and an Armstrong stock fund. The Plan utilizes the Trustee and associated investment managers to direct investment activity. The Plan participates in all nine investment alternatives.

         The following is a description of the investment funds to which Plan participants can elect to allocate their contributions.

         1. Commingled Equity Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks. At September 30, 1997, there were 1,632 active participants in this investment fund.

                 THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

         2. Specialized Equity Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. At September 30, 1997, there were 2,204 active participants in this investment fund.

         3. Money Market Fund - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper. At September 30, 1997, there were 6,097 active participants in this investment fund.

         4. Fixed Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. At September 30, 1997, the interest rates ranged between 5.53% and 8.26%. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. At September 30, 1997, there were 3,925 active participants in this investment fund.

         5. Armstrong Stock Fund - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. At September 30, 1997, there were 2,197 active participants in this investment fund. Common stock shares held by the fund at September 30, 1997 and 1996 were 190,268 and 216,563, respectively.

         6. OTC Portfolio Fund - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments. At September 30, 1997, there were 769 active participants in this investment fund.

         7. Asset Manager Fund - An asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term. At September 30, 1997, there were 374 active participants in this investment fund.

         8. Asset Manager Income Fund - An asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has a conservative investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation. At September 30, 1997, there were 132 active participants in this investment fund.

         9. Asset Manager Growth Fund - An asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term. At September 30, 1997, there were 601 active participants in this investment fund.

The Loan Portfolio Fund represents the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines. At September 30, 1997, there were 745 loans outstanding.

         The following table presents the cost and fair values of the investments in securities of the Master Trust at September 30, 1997 and 1996:

                                                September 30, 1997                  September 30, 1996
                                                ------------------                  ------------------
                 Investment                    Cost        Fair Value               Cost        Fair Value
                 ----------                    ----        ----------               ----        ----------
           Commingled equity            $26,842,793       $49,670,121        $22,619,668       $34,640,234
           Specialized equity            47,477,208        67,994,282         49,375,796        55,239,099
           Money market                   3,599,035         3,599,035          3,050,434         3,050,434
           Fixed income                 131,000,677       131,000,677        126,067,031       126,067,031
           Armstrong stock                7,741,413        12,759,960          8,564,634        13,508,146
           OTC portfolio                  8,856,292        11,271,195          6,118,457         6,856,784
           Asset manager income           4,618,388         5,482,241          4,132,342         4,441,622
           Asset manager growth           1,717,521         1,845,575          1,949,750         2,013,481
           Asset manager                  6,743,023         8,693,409          5,640,506         6,417,103
           Loan portfolio                 4,573,178         4,573,178          3,307,686         3,307,686
                                       ------------      ------------       ------------      ------------
                                       $243,169,528      $296,889,673       $230,826,304      $255,541,620
                                       ============      ============       ============      ============


                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

         The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 1997, 1996, and 1995 are presented below:

                                            Aggregate         Aggregate        Realized
                     1997                    Proceeds              Cost     Gain (Loss)
                     ----                    --------              ----     -----------
           Commingled equity               $6,505,385        $4,225,966      $2,279,419
           Specialized equity              11,158,875         9,283,042       1,875,833
           Armstrong stock                  2,710,271         1,709,022       1,001,249
           OTC portfolio                    2,909,644         2,614,952         294,692
           Asset manager                    1,711,591         1,572,324         139,267
           Asset manager income             1,363,736         1,324,733          39,003
           Asset manager growth             2,653,318         2,324,810         328,508
                                          -----------       -----------      ----------
                                          $29,012,820       $23,054,849      $5,957,971
                                          ===========       ===========      ==========

                   1996
                   ----
           Commingled equity               $2,623,858        $1,267,723      $1,356,135
           Specialized equity               7,504,239         5,822,067       1,682,172
           Armstrong stock                  1,651,243         1,052,500         598,743
           OTC portfolio                    1,498,007         1,324,342         173,665
           Asset manager                    1,784,344         1,700,070          84,274
           Asset manager income               819,155           802,142          17,013
           Asset manager growth             1,598,514         1,457,312         141,202
                                          -----------       -----------      ----------
                                          $17,479,360       $13,426,156      $4,053,204
                                          ===========       ===========      ==========

                   1995
                   ----
           Commingled equity               $2,529,266        $1,866,538        $662,728
           Specialized equity               8,283,037         6,783,521       1,499,516
           Armstrong stock                    925,502           708,231         217,271
           OTC portfolio                      773,079           674,929          98,150
           Asset manager                    1,252,539         1,293,818        (41,279)
           Asset manager income               982,479         1,004,462        (21,983)
           Asset manager growth             1,575,135         1,596,578        (21,443)
                                          -----------       -----------      ----------
                                          $16,321,037       $13,928,077      $2,392,960
                                          ===========       ===========      ==========

     (b) Stock Ownership Funds
         ---------------------
         According to the terms of the trust agreement between Mellon Bank, N.A., the Trustee, and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Company common stock as is necessary to administer the Plan in accordance with its terms.

         At September 30, 1997, the investment in Company common stock represents 4,853,274 shares, valued at a quoted market price of $67.063. There are 1,633,887 shares held in the Allocated Armstrong Stock Fund and 3,219,387 shares held in the Unallocated Armstrong Stock Fund.

(5)  Company Contributions
     ---------------------
     The Company is obligated to make semi-annual contributions in cash or Company stock to the Stock Ownership Funds, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the common stock held by the Trust, and trust earnings, is at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes.

(6)  Guaranteed ESOP Notes
     ---------------------
     The shares of Company common stock held in the Plan's Stock Ownership Accounts were purchased from the Company from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. The Company has guaranteed the payment of principal and interest on the notes.

                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

     The notes must be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 1997, the Guaranteed ESOP notes for Series A and Series B were $91,984,803 and $120,043,000, respectively. The scheduled amortization of the notes for the next five fiscal years is as follows: 1998 - $17,908,000; 1999 - $21,392,000; 2000 - $25,277,000; 2001 - $28,961,403;
     2002 - $34,442,000.

(7)  Loans Due Plan Sponsor
     ----------------------
     The redesign of the Plan, as discussed in note 2, does not guarantee that all Stock Ownership Account shares available during an allocation period will be equal to the number of shares actually allocated to participants' accounts. The number of shares actually allocated during an allocation period is the sum of participants' exchange, equity, and match shares. During the Plan year ended September 30, 1997, the Plan was amended to provide for the extension of the time period during which Stock Ownership Account shares can be allocated to plan participants beyond June 2004 by authorizing loans from the Company to the Plan. At September 30, 1997, there were three loans outstanding totaling $5,768,849.

(8)  Benefits
     --------

     (a) Retirement Savings Accounts
         ---------------------------
         Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator. In addition, a participant may elect to withdraw all or any part of his account attributable to his contributions.

         If the amount of a withdrawal exceeds the amount of contributions made by the participant and not previously withdrawn, the participant shall be ineligible to make contributions for a specified period, except that a participant may elect to withdraw all or any portion of his account attributable to tax deductible contributions.

         Under the rules of the Plan, the participant may borrow up to 90 percent of his account, other than amounts attributable to tax deductible contributions or amounts invested in the Armstrong Stock Fund, with the approval of the Plan Administrator. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Savings Plan Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

     (b) Stock Ownership Accounts
         ------------------------
         Upon death or any other separation from service from the Company, participants are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Company common stock.

(9)  Obligation for Benefits
     -----------------------
     All the funds of the Plan are held by investing institutions appointed by the Company under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. The Company has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither the Company nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(10) Eligibility
     -----------
     All regular full-time employees of the Company or of any participating affiliated company are eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit agrees to coverage under the Plan.

     Eligible participants, who leave the Company and are later reemployed, can resume participation in the Plan on the date of rehire.

                 RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                   Notes to Financial Statements, (Continued)

(11) Diversification
     ---------------
     Effective January 1, 1997, Plan participants who meet certain age and service requirements were granted the ability to diversify specified portions of their Stock Ownership Account balances in any combination of the other investment funds available for Retirement Savings Account balances, except for the Fidelity Retirement Money Market Portfolio. Assets diversified out of the Stock Ownership Account cannot be returned into the fund at a later date.

(12) Federal Income Taxes
     --------------------
     By a letter dated December 12, 1997, the Internal Revenue Service has determined and informed the Company that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

                          Independent Auditors' Report
                          ----------------------------


The Retirement Committee
Armstrong World Industries, Inc.:


We have audited the accompanying statements of net assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc.(formerly the Retirement Savings Plan for Salaried Employees of Armstrong World Industries, Inc.) as of September 30, 1997 and 1996 and the related statements of changes in plan equity for each of the years in the three-year period ended September 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 1997 and 1996 and the changes in its plan equity for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets and the statements of changes in plan equity is presented for purposes of additional analysis rather than to present the net assets and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP




Philadelphia, Pennsylvania
March 23, 1998

                                  EXHIBIT INDEX


24       Consent of Independent Auditors